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                                                                  April 18, 2007

VIA FEDERAL EXPRESS AND EDGAR
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

     Re: INTER-ATLANTIC FINANCIAL, INC.
         REGISTRATION STATEMENT ON FORM S-1
         FILED FEBRUARY 13, 2007
         FILE NO. 333-140690

Ladies and Gentlemen:

     On behalf of Inter-Atlantic Financial, Inc. (the "Company"), we are electronically transmitting hereunder a conformed copy of Amendment No. 1 ("Amendment No. 1") to the Registration Statement on Form S-1 filed on February 13, 2007 (the "Registration Statement"). Marked copies of this filing are being sent via overnight mail to John Reynolds and Timothy Geishecker.

     This letter is being filed in response to the Securities and Exchange Commission's ("SEC's") comments dated March 29, 2007.

     In this letter, we have listed the SEC's comments in italics and have followed each comment with the Company's response.

General

1. Prior to effectiveness of the company's registration statement, please advise us as to whether NASD has cleared the amount of compensation allowable or payable to the underwriters.

     RESPONSE: Prior to the effectiveness of the Company's Registration Statement, the Company will provide the SEC with a copy of the NASD clearance letters stating that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2. Please explain the basis for your disclosure that you anticipate that the units will be listed on the American Stock Exchange. Please explain how the company will satisfy each criterion for at least one of the listing standards on the exchange. Please include a discussion of all of the quantitative standards, e.g., number of public shareholders. We may have further comment.

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Inter-Atlantic Financial, Inc.
April 18, 2007
Page 2


     RESPONSE: Upon consummation of the offering, the Company believes it will meet the requirements set forth in Section 101(c) of the Amex Company Guide "Initial Listing Standard 3." The Company anticipates that it will have shareholders' equity of over $4,000,000; a total value market capitalization of over $50,000,000; an aggregate market value of publicly held shares of over $15,000,000; and a minimum public distribution of over 1,000,0000 shares together with a minimum of 400 public shareholders. In addition, the Company will meet the corporate governance listing standards as described in the Registration Statement on pages 64 to 66 of the Registration Statement.

Prospectus Summary, page 1

3. We note you identify criteria and areas of focus in financial technology that you will use in evaluating prospective target businesses. You also state that the company may decide to enter into a business combination that is not limited to a particular industry. Given that the company may not follow the noted criteria, please provide clear disclosure throughout the prospectus and remove the more detailed information about the financial services industry throughout, including industry specific risk factors, since you are not limited to this industry. Also, the focus on the competitive advantages relating to this industry should be removed.

     RESPONSE: Pursuant to the SEC's comment, we have revised the disclosure on page 1 of the Registration Statement and throughout the Registration Statement to state that the Company will be limited to companies in or related to financial services industry.

4. We note the statement that you do not have any specific business combination under consideration and you have not had any discussions with any target business regarding a possible business combination. Please disclose whether the company, its officers and directors or affiliates have been contacted by any companies regarding a potential business combination. Also, clarify whether any officers, directors or affiliates, directly or indirectly, have taken any steps in furtherance of a business combination.

     RESPONSE: The Company and its officers, directors and affiliates have not been contacted by any companies regarding a potential business combination, nor has the Company and its officers, directors and affiliates, directly or indirectly, taken any steps in furtherance of a business combination. Pursuant to the SEC's comment, we have clarified the disclosure on pages 1, 17 and 45 of the Registration Statement.

5. Please remove the statement that "officers and directors believe that there are significant opportunities for appropriately sized acquisitions in the financial services industry." Given the lack of activities in furtherance of your business plan, it does not appear that there is a basis for this statement.

     RESPONSE: Pursuant to the SEC's comment, we have deleted the disclosure on pages 1 and 45 of the Registration Statement.

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Inter-Atlantic Financial, Inc.
April 18, 2007
Page 3


6. We note that the target business you acquire "must have a fair market value equal to at least 80% of your net assets." Please revise to clarify how the satisfaction of this requirement is determined. Clarify if you could base the value on the whole business even if you do not acquire 100% of such business. We may have further comment.

     RESPONSE: The 80% of net assets requirement will be determined based on the board of directors' assessment of the valuation of the target company at the time of the acquisition when the price is being negotiated at an arm's transaction between two unaffiliated parties. Pursuant to the SEC's comment, we have revised the disclosure on pages 3 and 52 of the Registration Statement to state that if the Company acquires less than 100% of a target business in its initial business combination, the aggregate fair market value of the portion of the business the Company acquires must equal at least 80% of its net assets at the time of such initial business combination. In no instance will the Company acquire less than majority voting control of a target business. However, in the case of a reverse merger or other similar transaction in which the Company issues a substantial number of new shares, the Company's stockholders immediately prior to such transaction may own less than a majority of our shares subsequent to such transaction.

7. We note the disclosure on page 5 that "through their work with Inter-Atlantic Group our officers and directors have acquired substantial knowledge about private financial services companies with revenues of $150 million or less." Clarify whether this knowledge includes companies that are looking to be acquired or that are looking for a vehicle to become public, and what role the current knowledge of officers and directors will play in the search for a target business. Clarify whether existing shareholders are aware of any business opportunities that may be presented to the company after the completion of the IPO. We may have further comment.

     RESPONSE: The Company's officers and directors have no current knowledge of companies looking to be acquired or that are looking for a vehicle to become public. Pursuant to the SEC's comment, the Company has deleted the language on pages 5 and 48 of the Registration Statement regarding the revenue of the private financial services companies that the Company's officers and directors have knowledge about. Existing shareholders are not aware of any business opportunities that may be presented to the Company after completion of the initial public offering.

8. Please revise to indicate that there is no limit on the reimbursement of out-of-pocket expenses.

     RESPONSE: Pursuant to the SEC's comment, we have revised the disclosure on page 4 to state that there is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than the Company's independent and disinterested members of its board of directors, or a court of competent jurisdiction if such reimbursement is challenged.

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Inter-Atlantic Financial, Inc.
April 18, 2007
Page 4


9. We note the disclosures here and in your Item 101 of Regulation S-K disclosure that no one has "on your behalf" engaged in any efforts to locate a target. Considering the background of your management members, is it possible they are aware of possibilities in their separate capacities which they may direct to you afterwards? Considering you are selling your plan to acquire a business and nothing more, your initial shareholders knowledge and motivations in taking part in this company are material to the public's understanding of your company. Please revise to disclose all material knowledge in this document.

     RESPONSE: No members of the Company's management are aware of possibilities in their separate capacities to acquire target businesses. As such, the Company does not believe there is any additional disclosure required in the Registration Statement.

10. We note the statement regarding the purchase of a total of 1.8 million warrants prior to the closing of this offering. If this is a private placement that will occur before the IPO, provide clear disclosure throughout the prospectus. This would include a mention of the private placement on the prospectus cover page, a discussion in the summary, etc. In addition, clarify those individuals, and their designees, that will make these purchases. Please make sure the agreements have been filed as exhibits.

     RESPONSE: The private placement of the 1,800,000 founders' warrants will occur prior to the initial public offering. Pursuant to the SEC's comment, we have clarified the disclosure throughout the prospectus. In addition, we have added additional disclosure with respect to the founders' warrants on the cover page and on page 7 of the Registration Statement. We have also stated that our officers, directors and affiliates and their designees will be purchasing the private placement warrants. Prior to going effective, we will file executed warrant purchase agreements which will disclose which individuals are purchasing the founders' warrants and the amount of each purchase.

11. We note the disclosure regarding the portfolio company investments most similar to the company's financial technology acquisition strategy. Please explain the relevance of this disclosure or remove. Are these potential target opportunities for the company? We may have further comment.

     RESPONSE: The Company has disclosed the portfolio company investments most similar to the Company's financial technology acquisition strategy because such disclosure is relevant to management's expertise in this industry. Management is not currently considering investing in any of these companies because it is not currently contemplating any business combinations until completion of the initial public offering. The Company believes it is in the best interests of investors to retain the disclosure because the disclosure is relevant in terms of management's ability to evaluate potential target businesses after completion of the initial public offering.

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Inter-Atlantic Financial, Inc.
April 18, 2007
Page 5


12. Please revise the reference to "certain limited exceptions" to the restriction on transferability of these insider units or warrants to clearly state those situations that would allow the transferability of these securities.

     RESPONSE: Pursuant to the SEC's comment, the Company has removed the reference to "certain limited exceptions" and has clarified the disclosure on page 9 of the Registration Statement as well as added additional disclosure on page 7 of the Registration Statement.

13. We note that the conversion rights are available up to 29.99% of the common stock in the IPO. Provide clear disclosure regarding the reasons for this change in the conversion so that investors can understand the company's position when making an investment. Provide clear disclosure throughout the prospectus that this is different from the terms of a traditional SPAC and add a risk factor. In addition, add an additional risk factor at the beginning of the risk factors section discussing the risks associated with this change. Provide clear disclosure throughout that this will make it easier for a business combination to be approved. We may have further comment.

     RESPONSE: The Company has elected to proceed with a business combination if public stockholders holding less than 30% of the shares sold in the initial public offering exercise their redemption rights in order to remain competitive with other blank check offerings currently on the market that have added a similar redemption threshold. In addition, the Company believes that the 30% threshold will reduce the risk that a small group of stockholders will be able to exercise control over the process for approval of a business combination. Pursuant to the SEC's comment, the Company has provided additional disclosure on pages 18, 27 and 53 of the Registration Statement, including the addition of a Risk Factor on page 18, which discusses the risk that the Company may not be able to consummate a business combination if the redemption leaves the Company with funds less than the fair market value equal to at least 80% of the amounts held in trust. In such event, the Company will have to seek out additional financing in order to consummate the business combination. The Company has also retained its disclosure on page 54 of the Registration Statement which discusses this risk.

14. In the proposed business section, we note that you continue to have the 80% threshold for the value of any business interest you acquire. Please revise to discuss the logistics of any acquisition in light of the revision to your conversion threshold.

     RESPONSE: As discussed in the response to comment 13, the Company has provided additional disclosure on pages 18, 27 and 53 of the Registration Statement, including the addition of a Risk Factor on page 18, which discusses the risk that the Company may not be able to consummate a business combination if the redemption leaves the Company with funds less than the fair market value equal to at least 80% of the amounts held in trust. In such event, the Company will have to seek out additional financing in order to consummate the business combination. The Company has also retained its disclosure on page 54 of the Registration Statement which discusses this risk.

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Inter-Atlantic Financial, Inc.
April 18, 2007
Page 6


15. Clarify whether there are any specific requirements for exercising the redemption rights of shareholders voting to reject a business combination, such as requiring the shares be tendered prior to the shareholder meeting.

     RESPONSE: Pursuant to the SEC's comment, the Company has added disclosure on page 54 of the Registration Statement to disclose that "stockholders will not be requested to tender their shares of common stock before a business combination is consummated. If a business combination is consummated, redeeming stockholders will be sent instructions on how to tender their shares of common stock and when they should expect to receive the redemption amount. In order to ensure accuracy in determining whether or not the redemption threshold has been met, each redeeming stockholder must continue to hold their shares of common stock until the consummation of the business combination. The Company will not charge redeeming stockholders any fees in connection with the tender of shares for redemption."

16. We note that the revolving line of credit is subordinate to the public stockholders receiving a minimum of $7.76 per share. Clarify how this works. Will the line of credit be used to reach this minimum amount, if funds are available pursuant to the line of credit?

     RESPONSE: The Company will not have access to the funds held in trust prior to the consummation of a Business Combination, and as a result, subject to any claims of creditors, the public stockholders will receive $7.76 per share. The revolving line of credit, which will have no recourse against the funds held in trust, will be used strictly for working capital expenditures to the extent the funds held outside of trust are not sufficient to cover working capital expenditures prior to completion of a business combination.

17.  Provide as an example, the federal funds rate as of a recent date.

     RESPONSE: Pursuant to the SEC's comment the Company has added disclosure on the federal funds rate on pages 15, 23, 34, 37 and 67 of the Registration Statement. The federal funds rate is 5.25% as of March 21, 2007.

18. We note the statement that "in the event we liquidate our trust account, our public stockholders will receive $7.76 per unit." It does not appear that there is a guarantee that they will receive this amount. Please advise or revise the disclosure throughout the prospectus. We may have further comment.

     RESPONSE: The Company respectfully submits that it has provided sufficient disclosure on pages 14, 19, 55 and 61 of the Registration Statement stating that the ability of stockholders to receive $7.76 per share is subject to any valid claims of creditors (which the Company believes is highly unlikely, as is discussed on page 56 of the Registration Statement) which are not covered by either amounts held outside of our trust account or the indemnities provided by our officers and directors, excluding Mr. Galasso. As indicated above, and as is stated on page 56 of the Registration Statement, because the Company is "obligated to have all vendors and service providers and all prospective target businesses execute agreements with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account", the Company believes that it is highly unlikely that the funds in the trust account will be subject to any valid claims.

19. We note the statement that you believe you will have sufficient funds available outside the trust to pay the estimated costs of dissolution and liquidation. Please provide the basis for this statement. Also, clarify to explain how such expenses will be paid if there are not sufficient funds available outside of the trust.

Inter-Atlantic Financial, Inc.
April 18, 2007
Page 7


     RESPONSE: The Company has clarified the disclosure on pages 15, 21 and 55 of the Registration Statement to state that the Company expects to cover the costs of dissolution and liquidation (which is anticipated to be approximately $15,000) from interest earned on the trust account and monies available pursuant to the Company's subordinated line of credit. To the extent the funds are not available, the Company's officers and directors, excluding Mr. Galasso, have agreed to indemnify the Company. However, the Company has disclosed that it cannot give assurances that the officers and directors will be able to satisfy these obligations.

20. Please explain why you will only seek approval regarding dissolution in conjunction with a proxy if it is within 90 days of the 24 months. The company may only extend the 18-month time period for the specific transaction covered by the letter of intent; therefore, if that transaction is not approved it would appear the company must at that point seek dissolution and liquidation.

     RESPONSE: The Company has revised the disclosure throughout the Registration Statement, including on pages 13 and 54 of the Registration Statement, to state that Company's corporate existence will cease to exist except for the purpose of winding-up its affairs and liquidating if it does not enter into a business combination within the 24 month deadline. The Company has revised the Fifth Article of its amended and restated certificate of incorporation to reflect the limited life duration and, as a result, the Company will not have to seek approval in connection with a dissolution and liquidation.

21. In addition, explain the dissolution and liquidation plans if you do not enter into a letter of intent or definitive agreement by the 18-month deadline.

     RESPONSE: As discussed in the response to comment 20, the Company has revised the disclosure throughout the Registration Statement, including on pages 13 and 54 of the Registration Statement, to state that Company's corporate existence will cease to exist except for the purpose of winding-up its affairs and liquidating if it does not enter into a business combination within the 24 month deadline. The 18-month deadline is no longer applicable.

22. Briefly address the steps the company has taken to determine whether your officers and directors will be able to pay the claims of target businesses or claims of vendors or other entities that are owed money.

     RESPONSE: The Company does not believe the funds held in trust will be reduced by potential claims because (i) these claims have been reserved for from funds not held in trust; (ii) the directors and officers, excluding Mr. Galasso, have agreed to indemnify the Company in the event of such claims in the form of insider letters; and (iii) the Company is obligated to obtain waivers from vendors and prospective target businesses in order to reduce the likelihood of any claims. Management has also carefully reviewed the funds available to it outside of the trust and believes it has sufficient funds to satisfy any obligations of creditors given the low likelihood of such claims and the low cost of

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Inter-Atlantic Financial, Inc.
April 18, 2007
Page 8


     undertaking a formal liquidation process. In addition, the Company has obtained representations from its indemnifying officers and directors that they have sufficient funds to cover any claims to the extent the Company is unable to obtain valid and enforceable waivers. While the Company does not believe the funds held in trust will be reduced by potential claims, the Company has disclosed throughout the Registration Statement that it cannot assure shareholders that they will be not be liable to creditors where the Company has not obtained waivers and the reserve for liabilities is insufficient.

Risk Factors, page 17

23. In the last sentence of the first risk factor, please delete the statement in parentheses regarding interest income from the proceeds of your offering, as any interest income would be classified as non-operating income rather than revenue.

     RESPONSE: Pursuant to the SEC's comment, we have deleted the parenthetical.

24. Revise risk factor four to clarify the approximate number of companies that are currently in registration, as they will also be competing for target businesses. Also, add the number of companies that have or are in the process of liquidating and dissolving.

     RESPONSE: Pursuant to the SEC's comment, the Company has revised risk factor four to clarify the approximate number of companies that are currently in registration and has added the number of companies that have or are in the process of liquidating and dissolving.

25. We note the disclosure in risk factor five that as a result of a particular negotiation of a business combination, the 29.99% may be reduced. Provide a more detailed discussion of the resultant risk to the company and investors. In addition, provide clear disclosure throughout the prospectus.

     RESPONSE: As discussed in the responses to comments 13 and 14, the Company has provided additional disclosure on pages 18, 27 and 53 of the Registration Statement, including the addition of a Risk Factor on page 18, which discusses the risk that the Company may not be able to consummate a business combination if the redemption leaves the Company with funds less than the fair market value equal to at least 80% of the amounts held in trust. In such event, the Company will have to seek out additional financing in order to consummate the business combination. The Company has deleted the right of the board of directors to lower the redemption threshold below 29.99%. As a result, the Company does not believe further discussion is necessary.

26. We note the statement in risk factor seven that creditor claims "could take priority over the claims of our public stockholders." Please provide an analysis as to when the claims of shareholders would take priority over the claims of creditors.

     RESPONSE: Claims of shareholders will not take priority over claims of creditors. Accordingly, the Company has revised risk factor seven to clarify the language.

Inter-Atlantic Financial, Inc.
April 18, 2007
Page 9


27. Revise risk factor seven to specifically name the directors and executive officers that have agreed to indemnify the trust. Provide clear disclosure of the material terms of this agreement. Clarify whether there are any limitations on this indemnification.

     RESPONSE: The Company has revised risk factor seven and the disclosure on page 55 to state that all of the Company's directors and officers, excluding Stephen Galasso, have agreed to indemnify the Company in order to protect the amounts held in trust. As discussed on page 14 and elsewhere, the Company's directors and officers, excluding Mr. Galasso, have agreed to indemnify the Company from any loss, liability, claim, damage and expense to the extent necessary to ensure that the proceeds in the trust account are not reduced.

28. Provide the basis for your belief that "the likelihood of these directors and executive officers having to indemnify our trust account is minimal" or remove.

     RESPONSE: The Company does not believe it is likely that the funds held in trust will be reduced by potential claims because these claims will be reserved for from funds not held in trust and the Company is obligated to obtain waivers from vendors and prospective target businesses in order to reduce the likelihood of any claims. The Company has clarified the disclosure on pages 19 and 56 of the Registration Statement accordingly.

29. Clearly state whether management intends to remain associated with the business following a business combination. Specifically name those individuals that may remain with the company. Clearly disclose throughout the prospectus the potential conflicts of interest. We note that these individuals will likely obtain compensation for their continued association with the company following a business combination and that it is likely that such compensation will be negotiated at the time the merger agreement is entered into. Discuss the resultant conflicts of interest and the impact this may have upon which business opportunity to pursue.

     RESPONSE: The officers and directors of the Company do not know whether they intend to remain associated with the business following a business combination because whether current management will remain with the Company following the business combination will depend on a variety of factors, including the experience and skill set of the target business' management and the industry and location of the business post-business combination. The Company has clarified the disclosure on page 67 of the Registration Statement to better account for the risk that management may resign. In addition, the Company respectfully believes that it has disclosed the risk and conflict of interest with respect to management's compensation for their continued association with the Company following a business combination in the first full risk factor on page 23 of the Registration Statement and in the first bullet point on page 67 under "Conflicts of Interest."

30. Please revise to include a separate risk factor, if applicable, that the existing shareholders who purchased warrants privately may be able to exercise their warrants at times that the purchasers in the IPO may not.

Inter-Atlantic Financial, Inc.
April 18, 2007
Page 10


     RESPONSE: Existing shareholders who purchased warrants privately will not be able to exercise their warrants at times that the purchasers in the initial public offering cannot. Thus, the Company has not included the additional risk factor.

31. Revise the subheading of risk factor 14 to clarify that the warrants may expire worthless.

     RESPONSE: Pursuant to the SEC's comment, the Company has revised the risk factor accordingly.

32. Please explain the statement in risk factor 25 that any fairness opinion obtained would not be provided to shareholders unless requested. A fairness opinion is required to be provided, if obtained, in connection with the proxy statement.

     RESPONSE: Pursuant to the SEC's comment, the Company has deleted the disclosure stating that a fairness opinion would be provided to shareholders only if requested.

33. Clarify whether the company may consider as a target business a company affiliated with officers, directors or existing shareholders. If so, add appropriate risk factor disclosure. We may have further comment.

     RESPONSE: Following consummation of the offering, the Company may consider as a target company a company affiliated with officers, directors or existing shareholders, provided the Company obtains an opinion from an independent investment banking firm. The Company, however, is not currently contemplating a business combination with an affiliate or any other entity prior to consummation of the business combination. We have revised the first risk factor on page 27 to reflect this risk.

Use of Proceeds, page 28

34. Please revise to indicate that there is no limit on the amount of the out-of-pocket expenses and that there is no review of the reasonableness of the expenses by anyone other than your board of directors.

     RESPONSE: As discussed in the response to comment 8, the Company has revised the disclosure on page 4 to state that there is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than the Company's independent and disinterested members of its board of directors, or a court of competent jurisdiction if such reimbursement is challenged.

35. Disclose the material terms of the line of credit, including whether interest will be paid.

     RESPONSE: Pursuant to the SEC's comment, the Company has revised the disclose on page 12 and throughout the Registration Statement to disclose the material terms of the line of credit, including the interest which will be paid at the federal funds rate (5.25% as of March 21, 2007).

Proposed Business, page 45

Inter-Atlantic Financial, Inc.
April 18, 2007
Page 11


36. Clarify the role of Inter-Atlantic Group in your business plan. Also, disclose whether you may target businesses that Inter-Atlantic Group either currently or in the past, had an interest. Also, clarify the availability of information to Inter-Atlantic Group regarding potential targets and whether and how such information may be used by the company. We may have further comment.

     RESPONSE: As discussed in the response to comment 33, following consummation of the offering, the Company may consider as a target company a company affiliated with officers, directors or existing shareholders, provided the Company obtains an opinion from an independent investment banking firm. This may include a target business that Inter-Atlantic Group either currently has, or in the past had, an interest, provided an opinion from an independent investment bank is obtained. The Company, however, is not currently contemplating a business combination with an affiliate or any other entity prior to consummation of the business combination. The Company has revised the first full risk factor on page 27 to reflect this risk. Inter-Atlantic Group's only role in the Company's business plan is to provide administrative services and financing to the Company. Additionally, to minimize any conflicts, or the appearance of conflicts, subject to their respective fiduciary obligations, each of Inter-Atlantic Group and Messrs. Lerner, Daras, Baris, Lichten and Hammer has granted the Company a right of first refusal, effective upon the consummation of the offering, with respect to any company or business in or related to the financial services industry with a fair market value at least equal to 80% of the net amount in the Company's trust account. The Company has disclosed the necessary risk factor and conflict of interest on pages 20 and 67 of the Registration Statement and the right of first refusal on pages 6, 49 and 67 of the Registration Statement.

37. In the paragraph "Sources of target businesses," we note the disclosure that unaffiliated sources will inform you of potential target businesses and that such information will be either "solicited or unsolicited." Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. Clarify whether any solicited or unsolicited sources have contacted you regarding potential business opportunities.

     RESPONSE: Pursuant to the SEC's comment, we have revised our disclosure in the paragraph "Sources of target businesses." The Company will not communicate with any potential sources of target businesses with respect to a business combination prior to the consummation of the offering.

38. Clarify whether any of your existing shareholders, officers or directors has had any discussions or communications regarding your company with any potential sources.

     RESPONSE: As discussed in the Company's response to comment 37 above, the Company has not communicated with any potential sources with respect to an acquisition and will not do so until consummation of the offering.

Inter-Atlantic Financial, Inc.
April 18, 2007
Page 12


39. Clarify whether you have had any contact with professional firms, preliminary or otherwise, regarding engaging their services in searching for a target business.

     RESPONSE: The Company clarified its disclosure on page 51 of the Registration Statement to state that the Company has not had any contact with professional firms, preliminary or otherwise, regarding engaging their services in searching for a target business.

40. Add a risk factor discussing the potential payment to the underwriters or Scura, Rise & Partners for services that may be provided after the business combination. Clarify whether either party has taken any steps, directly or indirectly, in the search for a target business and whether they have had any contact or communications with potential sources or potential target businesses. We may have further comment.

     RESPONSE: The Company has provided an additional risk factor on page 24 of the Registration Statement and additional disclosure on page 67 of the Registration Statement to reflect the possibility that the underwriters or Scura, Rise & Partners LLC may provide services for the Company after this offering for compensation. The Company has disclosed throughout the Registration Statement that neither the Company nor its affiliates, directly or indirectly, is in the process of searching for a target business, nor have they had any contact or communications with potential sources or potential target businesses.

Dissolution and liquidation if no business combination, page 54

41. We note here and elsewhere in the prospectus that you will seek to have the vendors and service providers whom you engage and prospective target businesses to execute agreements with you waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public stockholders. Please revise to specify what claims are covered and what claims, if any, are excluded. Please also revise to state how you determine if the parties have sufficient funds to cover the claims.

     RESPONSE: The Company has clarified the disclosure on page 56 of the Registration Statement and elsewhere to state that the Company is obligated to have the vendors and service providers it engages and prospective target businesses execute agreements with the Company waiving any and all right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public stockholders. All claims are covered and no claims will be excluded. In addition, the Company has obtained representations from its officers and directors, excluding Mr. Galasso, that they have sufficient funds to cover any claims to the extent the Company is unable to obtain valid and enforceable waivers. Notwithstanding the foregoing, the Company has provided disclosure throughout the Registration Statement that the Company cannot provide assurance that such officers and directors will be able to satisfy those obligations.

42. We note your statement that on page 55, "we will seek to have all vendors, prospective target businesses or other entities we engage execute agreements with us waiving any right, title, interest or claim of any kind in or to any funds held in the trust account for the

Inter-Atlantic Financial, Inc.
April 18, 2007
Page 13


     benefit of our public stockholders." We also note your statement that "certain of [y]our directors and executive officers will be personally liable to ensure that the proceeds in [y]our trust account are not reduced by the claims of various vendors." Please clarify whether the indemnification covers prospective target businesses given the limitation that the claims are for services rendered and goods sold.

     RESPONSE: Pursuant to the SEC's comment, the Company has revised the disclosure on page 19 and 55 of the Registration Statement to clarify that certain officers and directors will be personally liable to pay debts and obligations to vendors, prospective target businesses or other entities that are owed money by the Company for any reason, including services rendered or products sold to the Company in order to protect the amounts held in trust.

Management, page 62

43. Please remove the more specific information regarding particular transactions of management, such as reference to the "$1 billion credit card business," "revenues grew significantly from 2001 to 2004," etc., as these are not relevant to this transaction and may imply that the target business, which the company has not even commenced a search for, will achieve similar results.

     RESPONSE: Pursuant to the SEC's comment, the Company has removed the requested references.

Board Committees, page 65

44. Please revise to complete omitted information in compliance with Item 407 of Regulation S-K. For example, please fill in the independent directors, and the members of the committees.

     RESPONSE: The Company will complete the omitted information in compliance with Item 407 prior to completion of the offering. The Company is still in the process of selecting its independent directors and determining which directors will serve on which committees.

45. Describe the registrant's policy, if any, with regard to board members' attendance at annual meetings as required by Item 407(a)(2) of Regulation S-K.

     RESPONSE: The Company's policy is that all of its board members will attend the annual meeting and it has revised the disclosure accordingly.

46. Please provide the disclosure required by Item 407(e) of Regulation S-K. If the company does not have a compensation committee, state the basis for the view of the board of directors not to have such a committee. See Item 407(e)(1).

     RESPONSE: The Company does not have a compensation committee because it believes that its independent directors will provide sufficient oversight on the Company's compensation issues and it has revised the disclosure accordingly.

Inter-Atlantic Financial, Inc.
April 18, 2007
Page 14


Executive Compensation, page 66

47. We note that you state, "[n]o executive officer has received any cash compensation for services rendered." Please revise to clarify whether any other form of compensation, including options, stock, non-equity incentives, etc., has been provided to the executive officers of the company. Refer to Item 402 of Regulation S-K.

     RESPONSE: Pursuant to the SEC's comment, the Company has revised the necessary disclosure.

Principal Stockholders, page 68

48.  Specifically name the promoters and clarify that they "are" your promoters.

     RESPONSE: Pursuant to the SEC's comment, the Company has clarified the disclosure regarding the Company's promoters.

Certain Relationships and Transactions, page 70

49. We note your loan from Inter-Atlantic Group. Please revise to provide the information required by Item 404(a) of Regulation S-K, such as the amount of interest and the interest rate.

     RESPONSE: The $250,000 loan from Inter-Atlantic-Group will be interest-free and payable upon consummation of the offering. The Company has provided the necessary disclosure in the last paragraph on page 71 of the Registration Statement.

Financial Statements, page F-1

50. We note that the consent of the independent accountant was dated prior to the audit opinion date. Please provide a currently dated consent of the independent accountant in any amendment and ensure that the financial statements are updated as required by Rule 3-12 of Regulation S-X.

     RESPONSE: Pursuant to the SEC's comment, the Company has provided a currently dated consent of the independent account as exhibit 23.1 to the Registration Statement. In addition, all financial statements will be updated as required by Rule 3-12 of Regulation S-X.

Note E - Commitments, page F-9

51. Please revise your disclosure to discuss the accounting treatment for the underwriter purchase option (UPO) in accordance with EITF 00-19. We note that your disclosure states that there will be no net cash settlement of the warrants included in the UPO, but not does not address whether cash settlement can occur with respect to the UPO itself. If true, state that:
     (i) the UPO may expire unexercised and unredeemed if there is no effective registration statement and (ii) that there are no circumstances under which you will be required to net cash settle the UPO.

     RESPONSE: Pursuant to the SEC's comment, we have added disclosure on F-11 to state that in no event shall the holder of the UPO be entitled to net cash settlement of the unit purchase option, and in the event there is no effective registration statement, the UPO may expire unexercised and unredeemed.

Inter-Atlantic Financial, Inc.
April 18, 2007
Page 15


52. We note that a four year expected life was used to value the UPO, although it appears that the contractual life of the UPO is five years. When equity instruments are issued to non-employees, we believe that the contractual life should be used as the expected term assumption. Please advise and revise your disclosure as appropriate.

     RESPONSE: Please note that the inconsistentcy with the four and five year expected life of the UPO was a typographical error. We have revised the disclosure accordingly.

53. We note your disclosure regarding your expected volatility of 33.8%. Please provide us with the name, market capitalization and calculated volatility for each of the identified companies. Also, please tell us whether you believe that the disclosed value represents fair value or calculated value under SFAS 123(R). Revise your disclosures as appropriate.

     RESPONSE: Pursuant to the SEC's comment, please see Exhibit A attached hereto which outlines the 15 smallest companies in terms of market capitalization's with five years of trading history from the S&P Microcap Financial Services Index and their respective volatilities and market capitalizations. The Company has disclosed on F-10 that it has used the fair value.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-3

54. Please add disclosure regarding the private placement warrant purchase and the exemption relied upon.

     RESPONSE: Pursuant to the SEC's comment, the Company has added disclosure on the aggregate number of warrants to be purchased prior to the closing of the offering. The warrants will be sold pursuant to the exemption from registration contained in Section 4(2) of the Securities Act. The actual number of warrants to be purchased by each officer and director will be disclosed in the executed warrant purchase agreements to be filed as exhibits to the Registration Statement prior to the closing of the offering.

Item 16. Exhibits, page II-4

55. Please include all exhibits, including the legality opinion, in your next filing. They are subject to review and the staff will need time to review them.

     RESPONSE: Pursuant to the SEC's comment, the Company has filed the form of insider letter and the legality opinion. Executed agreements of all exhibits will be filed prior to the closing of the offering.

Inter-Atlantic Financial, Inc.
April 18, 2007
Page 16


56.  Please file executed agreements.

     RESPONSE: Pursuant to the SEC's comment, the Company will file executed agreements prior to the closing of the offering.

Item 17. Undertakings, II-5

57. Please revise to include the undertaking as set forth in Item 512(c) of Regulation S-K.

     RESPONSE: Pursuant to the SEC's comment, the Company has included the undertaking as set forth in Item 512(c) of Regulation S-K.

                                      *****

If you have any questions, please contact the undersigned at 212-335-4998.

                                        Sincerely,


                                        ----------------------------------------
                                        William Haddad

cc: Mr. Andrew Lerner
    Inter-Atlantic Financial, Inc.

Inter-Atlantic Financial, Inc.
April 18, 2007
Page 17

Volatility Calculation as of 02/05/07

     Company Name                 Ticker       Market Cap ($MM)      Volatility
     ------------                 ------       ---------------        ---------
LTC Properties Inc.               LTC                   $661.9              27%
Irwin Financial Corp.             IFC                    657.7              27%
First Financial Bancorp           FFBC                   640.9              25%
Anchor Bancorp Wisconsin, Inc.    ABCW                   636.0              22%
Presidential Life Corp.           PLFE                   626.5              38%
Tradestation Group Inc.           TRAD                   581.8              55%
LaBranche & Co. Inc.              LAB                    561.8              51%
Wilshire Bancorp Inc.             WIBC                   518.3              34%
Independent Bank Corp.            IBCP                   517.0              24%
Nara Bancorp Inc.                 NARA                   500.0              34%
Dime Community Bancshares Inc.    DCOM                   481.6              24%
First Indiana Corp.               FINB                   394.4              27%
Sterling Bancorp                  STL                    356.5              29%
SCPIE Holdings Inc.               SKP                    246.6              38%
Rewards Network Inc.              IRN                    173.3              53%

Average                                                 $503.6            33.8%